UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20429

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) November 1, 2006 (October 30, 2006)

GREEN MOUNTAIN POWER CORPORATION
(Exact name of Registrant as specified in charter)

Vermont	1-8291	03-0127430
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)

163 ACORN LANE, COLCHESTER, VERMONT	05446
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code (802) 864-5731

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 — Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

On October 30, 2006, the Compensation Committee of the Board of Directors (the “Committee”) of Green Mountain Power Corporation (the “Company”), unanimously approved an action to amend the terms of outstanding deferred stock units or DSUs granted under the Company’s 2004 Stock Incentive Plan (the “Plan”). The Plan currently provides for the accelerated vesting of outstanding Awards (as defined in the Plan and which includes the DSUs) as of the date of a Change in Control. Under the terms of the Plan, a Change in Control would occur upon the shareholders’ approval of the merger of Northstars Merger Subsidiary Corporation (“Merger Sub”) with and into the Company (the “Merger”). The Committee’s resolution provides that, subject to the consent of the affected participants, the outstanding DSUs will be amended so that unvested DSUs will vest upon the earlier of the regularly scheduled vesting dates or the completion of the Merger and not upon the shareholders’ approval of the Merger. In addition, the resolution provides that the Company shall pay each affected participant $10.00 as consideration for his or her consent to this change.

The Committee resolutions approving these actions are filed as Exhibit 10.1 to this Current Report on Form 8-K and are incorporated herein by reference. The form of consent to be executed by the Company’s executive officers and directors is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Section 8 — Other Events

Item 8.01. Other Events.

On October 31, 2006, the Company issued a press release announcing that the Company’s shareholders, at a special meeting of shareholders held on October 31, 2006, approved the Agreement and Plan of Merger, dated as of June 21, 2006, among Northern New England Energy Corporation (“NNEEC”), Merger Sub, a direct wholly owned subsidiary of NNEEC, and the Company, pursuant to which Merger Sub will be merged with and into the Company. The Company will be the surviving company in the Merger, as a wholly owned subsidiary of NNEEC. The Merger is expected to be completed during the second quarter of 2007, pending state and federal regulatory approval.

A copy of the press release issued by the Company on October 31, 2006 is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Section 9 — Financial Statements and Exhibits

Item 9.01. Financial Statement and Exhibits.

(c) *Exhibits.*

10.1	Resolutions of the Compensation Committee of the Board of Directors of the Company adopted on October 30, 2006, approving certain actions under the Company's 2004 Stock Incentive Plan.
10.2	Form of consent provided by the Company's executive officers and directors in connection with DSUs issued under the Company's 2004 Stock Incentive Plan.
99.1	Press release, dated October 31, 2006, issued by Green Mountain Power Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 1, 2006

GREEN MOUNTAIN POWER CORPORATION

By: /s/Dawn D. Bugbee
        Dawn D. Bugbee
        Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer

EXHIBIT INDEX

Exhibit Number	Exhibit
10.1	Resolutions of the Compensation Committee of the Board of Directors of the Company adopted on October 30, 2006, approving certain actions under the Company's 2004 Stock Incentive Plan.
10.2	Form of consent provided by the Company's executive officers and directors in connection with DSUs issued under the Company's 2004 Stock Incentive Plan.
99.1	Press release, dated October 31, 2006, issued by Green Mountain Power Corporation.

Exhibit 10.1

RESOLUTIONS OF THE
COMPENSATION COMMITTEE OF
THE BOARD OF DIRECTORS OF
GREEN MOUNTAIN POWER CORPORATION

WHEREAS,   Green Mountain Power Corporation (the "Company") has entered into an Agreement and Plan of Merger pursuant to which the Company will merge with a subsidiary of Northern New England Energy Corporation (the "Merger"); and

WHEREAS,   Completion of the Merger is subject to the approval of the Company's shareholders and the regulatory authorities; and

WHEREAS,   Approval of the Merger by the Company's shareholders will be a "Change in Control" of the Company as that term is defined in the Company's 2004 Stock Incentive Plan (the "Plan"); and

WHEREAS,   The Plan provides for the accelerated vesting of outstanding Awards (as defined in the Plan and which includes deferred stock units or DSUs) as of the date of the Change in Control; and

WHEREAS,   This Committee is authorized to interpret and construe the Plan and the agreements evidencing Awards under the Plan; and

WHEREAS,   This Committee's interpretation of the outstanding DSU agreements is that shares of common stock are issuable in settlement of the DSUs on the originally scheduled vesting dates even if the DSUs vest pursuant to the change in control provisions of the Plan; and

WHEREAS,   This Committee has determined that the accelerated vesting of DSUs should occur as of the date on which the Merger is completed.

NOW THEREFORE
BE IT RESOLVED,   That subject to the consent of the affected participants, the outstanding DSUs are hereby amended so that unvested DSUs shall vest upon the earlier of the regularly scheduled vesting dates or completion of the Merger and not upon the shareholders' approval of the Merger and that the Company shall pay each affected participant $10.00 as consideration for his or her consent to this change.

RESOLVED
FURTHER,   That except as provided in the preceding resolution, the terms of the outstanding DSUs shall remain unchanged.

RESOLVED
FINALLY,   That the appropriate officers of the Company are hereby authorized and directed to take such actions and to execute such documents as may be necessary or desirable to implement the foregoing resolutions, all without the necessity of further action by this Committee.

Exhibit 10.2

October 30, 2006

Name
Street Address
City, State ZIP

DSU Awards Under 2004 Stock Incentive Plan

Dear _____:

As you know, Green Mountain Power Corporation (the "Company") has agreed to merge with a subsidiary of Northern New England Energy Corporation (the "Merger"). Completion of the Merger is subject to the approval of the Company's shareholders (who will meet on October 31, 2006), and the approval of the regulatory authorities.

Approval of the Merger by the Company's shareholders will affect your outstanding deferred stock units ("DSUs") granted under the Company's 2004 Stock Incentive Plan. The following paragraphs describe how your outstanding awards will be affected. The following paragraphs also describe a change to the terms of your outstanding awards that has been approved, subject to your consent.

Current Rules. Your outstanding DSUs will be vested on October 31, 2006, if the Merger is approved by the Company's shareholders. However, shares will not be issued to settle the DSUs until the originally scheduled vesting dates. Any DSUs that are outstanding on the date the Merger is completed will be settled in cash.

Vesting Upon Closing. For several reasons, the Company wants you to agree that your DSUs will vest as of the earlier of (i) the originally scheduled vesting dates or (ii) upon completion of the Merger (but not upon the shareholders' approval of the Merger). Shares of common stock will be issued to settle the DSUs on the originally scheduled vesting dates. Any DSUs that are outstanding on the date the Merger is completed will be settled in cash. In short, if you agree to this change, the terms of your DSUs will remain unaffected except that any control change vesting will occur upon completion of the Merger rather than upon the shareholders' approval of the transaction.

In consideration of your agreement to this change, the Company will pay you $10.00 (and the Company's check is attached).

The Company hopes that you will consent to the change in the terms of your DSUs. If you accept and agree to this action, please sign below and return this letter to Penny Collins. You should keep the enclosed copy of this letter for your records. Please feel free to contact me if you have any questions about your outstanding awards or this memorandum.

Sincerely,

/s/Merrill O. Burns
Chair - Compensation Committee

Attachments

Acceptance and Consent

I hereby accept and consent to the amendment of my outstanding DSUs granted under the 2004 Stock Incentive Plan to waive my right to accelerated vesting of my DSUs upon the shareholders' approval of the Merger. Any DSUs that have not previously vested will vest upon completion of the Merger. The DSUs will remain subject to the other terms of my DSU agreement and the 2004 Stock Incentive Plan. I also acknowledge the receipt and legal sufficiency of the company's payment to me as consideration for my agreement.

Date:_____   Signed:_____

                              Print Name:_____

Exhibit 99.1

**GREEN MOUNTAIN POWER SHAREHOLDERS
VOTE IN FAVOR OF ACQUISITION
BY NORTHERN NEW ENGLAND ENERGY CORPORATION,
A SUBSIDIARY OF GAZ MÉTRO LIMITED PARTNERSHIP**

COLCHESTER, VT…. Green Mountain Power Corporation (NYSE: GMP) shareholders on Tuesday overwhelmingly approved a proposed agreement and plan of merger with Northern New England Energy Corporation (NNEEC) and its wholly-owned subsidiary Northstars Merger Subsidiary Corporation. The transaction is expected to close during the second quarter of 2007, pending state and federal regulatory approval.

"This transaction has clear benefits for our customers, and, we believe, for the entire state of Vermont," said Chris Dutton, president and CEO of Green Mountain Power.

"As we seek energy sources to power Vermont's future, we recognize that we will have to compete in a volatile energy market with large, sophisticated players. We believe our customers will benefit from our new owner's financial strength and market depth when we negotiate new power contracts to replace the expiring long-term contracts with Vermont Yankee and Hydro Québec. In fact, immediately after the announcement of the acquisition, both S&P and Moody's credit rating agencies upgraded the outlook on Green Mountain Power," said Mr. Dutton.

NNEEC is a Vermont corporation and a wholly-owned subsidiary of Gaz Métro Limited Partnership (TSX-GZM.UN), a leading Québec energy company with a long history of investment in Vermont. NNEEC has been the parent company of Vermont Gas Systems since 1986.

"The Board of Directors of Green Mountain Power approved this transaction because we believe it provides a fair price to shareholders and will improve the financial strength of the company," said Nordahl Brue, chairman of Green Mountain Power's Board of Directors.

Mr. Dutton said that the transaction will provide further benefits to customers through the creation of the Green Mountain Power Efficiency Fund. "The new Efficiency Fund will provide more than $9 million in benefits for Green Mountain Power customers," Mr. Dutton said. "It will invest in demand side management and other innovative efficiency programs, including, potentially, combined heat and power, district heating, distributed generation and renewable generation."

Green Mountain Power will continue to be managed by its current leadership team and the Company will continue to operate out of its existing offices in Vermont. Employees will be retained and the current labor contract with IBEW Local 300 will continue in place. The Company will remain under the jurisdiction of state and federal regulators.

More than 97 percent of the shareholders present or represented at a special shareholders meeting voted for approval of the merger agreement. The votes cast represented 72 percent of the total shares outstanding and eligible to vote. Authorization of the agreement and plan of merger required approval by a vote of a majority of the outstanding shares.

On June 22, 2006, Green Mountain Power Corporation and Northern New England Energy Corporation announced a merger agreement whereby Green Mountain Power would become a wholly-owned subsidiary of NNEEC in a cash transaction valued at approximately $187 million, or $35 per share.

Gaz Métro is a major distributor of natural gas in Québec and the northeastern United States. In addition, the company operates businesses providing district heating and urban water rehabilitation services in Québec and Ontario. As of the end of 2005, Gaz Métro had assets of more than $2.5 billion (Canadian). Gaz Métro is also the parent company of Vermont Gas Systems, which has 115 Vermont-based employees. Gaz Métro currently has a strong credit rating that, in recent years, has been higher than Green Mountain Power's current BBB rating.

Green Mountain Power is a public utility operating company that transmits, distributes and sells electricity and utility construction services in the State of Vermont in a service territory with approximately one quarter of Vermont's population. It serves approximately 90,000 customers.

Forward-looking Statements
This news release contains forward looking statements about Green Mountain Power. Statements that are not historical or current facts, including statements about beliefs and expectations are forward looking statements. These statements often include the words "may," "could," "would," "should," "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "potentially," "probably," "projects," "outlook," or similar expressions. These forward-looking statements cover, among other things, anticipated future plans and prospects of Green Mountain Power. Forward-looking statements speak only as of the date they are made, and Green Mountain Power undertakes no obligation to update them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties, and many factors could cause actual results to differ materially from those anticipated, including those described in the Annual Report on Form 10-K for the year ended December 31, 2005, of Green Mountain Power, which you should read carefully, as well as the company's other filings with the Securities and Exchange Commission (the "SEC"). The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Green Mountain Power and NNEEC's subsidiary Northstars Merger Subsidiary Corporation may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and (2) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger.

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For further information, please contact Dorothy Schnure, Manager, Corporate Communications, Green Mountain Power Corporation, 802-655-8418, or schnure@greenmountainpower.biz.